Exhibit 99.1

Date: September 23, 2010	100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: HELIX BIOPHARMA CORP.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	22-10-2010
Record Date for Voting (if applicable) :	22-10-2010
Beneficial Ownership Determination Date :	22-10-2010
Meeting Date :	09-12-2010
Meeting Location (if available) :	Toronto

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	422910109	CA4229101098

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for HELIX BIOPHARMA CORP.